Exhibit 17.3

RESIGNATION

I, Monica McDermott, a Director of Post Data, Inc., a Nevada corporation (“Company”), hereby tender and submit my resignation as a Director of the Company, such resignation to be effective as of July 30, 2012.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Monica McDermott
Monica McDermott